                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                 PURSUANT TO RULE 13d-1 AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(a)


                          Wyndham International, Inc.
                               (Name of Issuer)
-------------------------------------------------------------------------------


                Class A Common Stock, $0.01 par value per share
                        (Title of Class of Securities)
-------------------------------------------------------------------------------

                                  983101 10 6
                                 (CUSIP Number)
-------------------------------------------------------------------------------

                                Cyril L. Meduna
               Guayacan Private Equity Fund Limited Partnership
                    c/o Advent-Morro Equity Partners, Inc.
                             Banco Popular Building
                          Suite 903, 206 Tetuan Street
                               San Juan, PR 00902
                                 (787) 725-5285
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
-------------------------------------------------------------------------------

                                With a copy to:

David W. Watson, P.C.
Goodwin, Procter & Hoar LLP
Exchange Place
Boston, Massachusetts 02109-2881
(617) 570-1000

                                 June 30, 1999
            (Date of Event Which Requires Filing of this Statement)
-------------------------------------------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

-----------------------                                  ---------------------
  CUSIP NO. 983101 10 6              13D                    PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Guayacan Private Equity Fund Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                          OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                116,414 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                116,414 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            116,414 (see Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            LESS THAN 0.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
            PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 983101 10 6              13D                    PAGE 3 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Advent-Morro Equity Partners, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                          OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Puerto Rico

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                116,414 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                116,414 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            116,414 (see Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            LESS THAN 0.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
            CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 983101 10 6              13D                    PAGE 4 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Venture Management, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                          OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Puerto Rico

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                116,414 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                116,414 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            116,414 (see Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            LESS THAN 0.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
            CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 983101 10 6              13D                    PAGE 5 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Cyril L. Meduna

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                          OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                116,414 (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                116,414 (see Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            116,414 (see Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            LESS THAN 0.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
            IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         -------------------

          The class of equity securities to which this statement relates is the Class A Common Stock, $0.01 par value per share (the "Shares"), of Wyndham International, Inc., a Delaware corporation ("Wyndham"). The principal executive offices of Wyndham are located at 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207.

Item 2.  Identity and Background.
         -----------------------

          (a)-(c), (f).   This statement is being filed on behalf of the
following persons (the "Reporting Persons"): Guayacan Private Equity Fund Limited Partnership, a Delaware limited partnership ("GPEF"), Advent-Morro Equity Partners, Inc., a Puerto Rico corporation ("AMEP"), Venture Management, Inc., a Puerto Rico corporation ("VMI"), and Cyril L. Meduna.

          GPEF is principally engaged in the business of investments in securities. The general partner of GPEF is AMEP, which is principally engaged in the business of serving as general partner of GPEF and is controlled by VMI. VMI is wholly-owned by Mr. Cyril L. Meduna and is principally engaged in the business of holding securities of AMEP. The principal occupation of Mr. Meduna is set forth below.

          The directors of AMEP are: Mr. Cyril L. Meduna, Mr. Peter A. Brooke, and Mr. Zoilo Mendez. The executive officers of AMEP are: Mr. Cyril L. Meduna (President), Ms. Carmen Rocafort (Vice President), and Mr. Zoilo Mendez (Secretary and Treasurer). The principal occupation of each of Messrs. Meduna and Mendez and Ms. Rocafort is listed in the previous sentence. Mr. Meduna is also the sole director, executive officer and stockholder of VMI. The principal occupation of Mr. Brooke is Chairman of Advent International Corporation. Each of the above individuals is a citizen of the United States.

          The business address of GPEF, AMEP, VMI, Messrs. Meduna and Mendez and Ms. Rocafort is c/o Advent-Morro Equity Partners, Banco Popular Building, Suite
903, 206 Calle Tetuan, San Juan, PR 00902.   The business address of Mr. Brooke
is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

          (d) and (e). Neither GPEF, AMEP, VMI or any of their directors or officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

          Neither GPEF, AMEP, VMI or any of their directors or officers has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which any was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          Pursuant to a Securities Purchase Agreement, dated as of February 18, 1999 and amended as of June 28, 1999 (the "Securities Purchase Agreement"), by and among Wyndham, Patriot American Hospitality, Inc. ("Patriot"), Patriot American Hospitality Partnership, L.P. ("Patriot OP"), Wyndham International Operating Partnership, L.P. and certain investors (the "Original Investors") were entitled, subject to compliance with the terms and conditions set forth therein, to purchase 10,000,000 shares of Series B Convertible Preferred Stock, $0.01 per share (the "Series B Preferred Stock"), of Wyndham for aggregate consideration of $1,000,000,000. Certain of the Original Investors subsequently entered into Assignment and Assumption Agreements (the "Assignments") with certain other investors, including GPEF, (collectively, the "Co-Investors" and, together with the Original Investors, the "Investors"), pursuant to which such Original Investors assigned to the Co-Investors their right to purchase certain of the shares of Series B Preferred Stock that such Original Investors were entitled to purchase under the Securities Purchase Agreement.

          Pursuant to an Assignment, GPEF purchased an aggregate of 10,000 shares of Series B Preferred Stock for an aggregate cash purchase price of $1,000,000. GPEF obtained funds to make the purchase described herein through capital contributions from its limited partners.

Item 4.  Purpose of Transactions.
         -----------------------

          GPEF has purchased the Series B Preferred Stock for general investment purposes and retains the right to change its investment intent. Subject to market conditions and other factors, including the restrictive provisions of the Securities Purchase Agreement and the Stockholders' Agreement described below, GPEF may acquire or dispose of securities of Wyndham from time to time in future open-market, privately negotiated or other transactions. Such acquisitions could include purchases pursuant to the Rights Offering (as defined below) or pursuant to the exercise of preemptive rights as described below.

          The Series B Preferred Stock is convertible, at the option of the holder, into shares of Wyndham Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), which in turn is convertible on a one for one basis into the Shares. For each share of Series B Preferred Stock converted into Class B Common Stock, the holder is entitled to receive that number of shares of Class B Common Stock equal to $100.00 divided by the conversion price of the Series B Preferred Stock, which is currently $8.59 per share, subject to adjustment, in addition to accrued but unpaid dividends. Each share of the Series B Preferred Stock may also be converted into one share of Series A Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock"), of Wyndham and, other than certain permitted transfers under the Securities Purchase Agreement, is mandatorily converted into one share of Series A Preferred Stock if it is transferred to unaffiliated transferees. The Series A Preferred Stock will be convertible into Shares at the same conversion rate from time to time in effect at which the Series B Preferred Stock is convertible into shares of Class B Common Stock.

          Both the Series A Preferred Stock and the Series B Preferred Stock will pay quarterly dividends at the rate per annum of 9.75% of the stated amount thereof, with a portion paid in cash and a portion paid in additional shares of Series A Preferred Stock or Series B Preferred

Stock, respectively. The Series A Preferred Stock will vote on an as converted basis with the Shares on matters submitted to the holders of the Shares and the Series B Preferred Stock will vote as a separate class on certain specified matters, including specified "change of control" events occurring prior to June 30, 2005. The terms of the Series A Preferred Stock are otherwise identical to the terms of the Series B Preferred Stock, except that the Series A Preferred Stock will not have voting rights, except as required by law or as necessary to permit its listing.

          Under the terms of the Securities Purchase Agreement and the Certificate of Designation for the Series B Preferred Stock (the "Certificate of Designation"), during the 170-day period following the closing of the transactions contemplated by the Securities Purchase Agreement, which occurred on June 30, 1999, Wyndham has the right to redeem on a pro rata basis up to 3,000,000 of the 10,000,000 shares of Series B Preferred Stock currently held by the Investors with the proceeds of (i) a rights offering in which the holders of Wyndham's common stock and Patriot OP's limited partnership interests may purchase for cash up to 3,000,000 shares of Series A Preferred Stock (the "Rights Offering") and/or (ii) the sale of specified assets of Wyndham in excess of a fixed price at or prior to the closing of the Rights Offering, in each case at a redemption price of 102% of the stated amount of $100 per share, plus accrued but unpaid dividends to the redemption date.

          Under the terms of the restated certificate of incorporation of Wyndham (the "Restated Certificate"), on June 30, 1999, the Board of Directors of Wyndham (the "Board") was reconstituted to consist of 19 directors, including eight Class A directors designated by the Board as it existed prior to being reconstituted (the "Prior Board"), eight Class B directors designated by the Investors and three Class C directors mutually designated by the existing Board of Directors and the Investors. The Board is further classified by term of office into three classes of directors, each serving a staggered term of three years, until the annual meeting of Wyndham's stockholders in 2002.

          The number of Class B directors that the Investors are entitled to designate will decrease from seven to zero based on certain specified beneficial ownership percentages of Wyndham Common Stock as more fully set forth in the Restated Certificate.

          The Securities Purchase Agreement provides that until June 30, 2004, so long as the Investors collectively own more than 15% of the fully diluted Wyndham common stock, in the event that Wyndham proposes to sell Wyndham common stock or securities convertible into Wyndham common stock (other than in the Rights Offering or during the six month period following June 30, 1999), each of the Investors will have the right to purchase a portion of the securities proposed to be sold equal to its percentage ownership of Wyndham's outstanding securities. To the extent that one or more of the Investors does not exercise its purchase rights in full, the unexercised portion of the Investor's purchase rights will be allocated pro rata to the other Investors.

          The Securities Purchase Agreement also provides that, during the six year period following June 30, 1999, the Investors will not (i) acquire any shares of Wyndham common stock or securities convertible for Wyndham common stock, unless the securities are acquired (a) directly from Wyndham in a transaction approved by a majority of the Class A and Class C directors, (b) as a dividend on the Series B Preferred Stock or upon conversion of the Series B

Preferred Stock, (c) as part of Wyndham's sale of Series A Preferred Stock or upon conversion of the Series A Preferred Stock, (d) by an affiliate of any Investor over whom the Investor does not control voting decisions or hold over 50% of the outstanding voting securities, (e) as non-voting preferred stock of Wyndham, (f) in the ordinary course of the Investor's market-making activities or as investment adviser or broker-dealer or (g) by an employee, partner or stockholder of an Investor for his individual account if the individual does not acquire beneficial ownership of over 100,000 shares of Wyndham common stock; or
(ii) make any public announcement or proposal or solicitation of proxies concerning any business combination, extraordinary transaction, restructuring or recapitalization involving Wyndham or any affiliate of Wyndham or propose to seek representation on the Board or seek to control or influence management, the Board or policies of Wyndham or an affiliate of Wyndham.

          As contemplated by the Securities Purchase Agreement, the Board has adopted a shareholder rights plan (the "Rights Plan") under which rights distributed to Wyndham's stockholders will become exercisable in the event a third party (other than a "Grandfathered Person") acquires beneficial ownership of at least 10% of the outstanding shares of Wyndham common stock. Each Investor will be a "Grandfathered Person" for so long as it complies with the standstill provisions of Section 7.1 of the Securities Purchase Agreement described above.

          On June 29, 1999, the Investors entered into a Stockholders' Agreement (the "Stockholders' Agreement"), pursuant to which each of (i) Apollo Management and Apollo Real Estate Management (collectively, the "Apollo Stockholder") and
(ii) THL Advisors (together with the Apollo Stockholder, the "Lead Stockholders") will have the right, for so long as the Investors are entitled to designate eight Class B directors to the Board, to designate four directors to the Board. At such time as the Investors are entitled to designate fewer than eight Class B directors, the right to designate will be allocated as between the Apollo Stockholder and THL Advisory based on a specified formula. For so long as the Stockholders' Agreement is in effect, each of the Investors has agreed to vote its Shares and Series B Preferred Stock in favor of each of the director nominees of the Lead Stockholders.

          The Stockholders' Agreement provides that, for a five year period from June 29, 1999, no Investor may offer, sell or otherwise dispose of its shares of Series B Preferred Stock without the consent of each of the Lead Stockholders, except for (i) transfers to affiliated transferees, (ii) transfers of shares pursuant to the registration rights, tag along rights or drag along provisions described below, (iii) bona fide pledges of shares to a bank, financial institution or other lender and (iv) certain other permitted transfers, subject in case of certain of these transfers to the transferee agreeing to be bound by the provisions of the Stockholders' Agreement. The Stockholders' Agreement does provide, however, for certain "tag-along rights" and "drag-along rights" in favor of non-transferring stockholders with respect to proposed transfers of securities.

          On February 18, 1999, the Original Investors entered into a Registration Rights Agreement (the "Registration Rights Agreement") with Wyndham, pursuant to which the Investors have the right to require Wyndham to register shares of Wyndham preferred stock or shares of Wyndham common stock into which the Wyndham preferred stock converts in one or more registrations and/or pursuant to a shelf registration statement. The Stockholders' Agreement provides, however, that (i) any request for a registration by Wyndham on or prior to the third anniversary of the date of the Stockholders' Agreement shall only be made by or with the consent of both Lead Stockholders, (ii) any request for a registration by Wyndham between the third and fifth anniversaries of the date of the Stockholders' Agreement may only be made by the Apollo Stockholder, THL Advisors or Beacon Capital Partners, L.P. and its affiliates and (iii) any request for a shelf registration statement on or prior to the fifth anniversary of the date of the Stockholders' Agreement may be made only by or with the consent of the Lead Stockholders.

          The Securities Purchase Agreement, the Assignment to which GPEF is a party, the Stockholders' Agreement and the Registration Rights Agreement described are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The Certificate of Designation, the Restated Certificate and the Rights Plan have been filed as exhibits to filings by Wyndham with the Securities and Exchange Commission. The foregoing descriptions of such agreements are not intended to be complete and are qualified in their entirety by reference to such exhibits.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a) and (b).   By virtue of the Stockholders' Agreement and the
relationships described herein, the Investors may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As of the date hereof, to the knowledge of the Reporting Persons, the Investors collectively own an aggregate of 116,414,435 Shares or 41.2% of the Outstanding Shares (as defined below). For purposes of calculating ownership percentages in this Schedule 13D, the number of "Outstanding Shares" includes (i) the 165,886,524 Shares outstanding on July 9, 1999, based on information provided to the Investors by Wyndham and (ii) the Shares issuable upon conversion of the Series B Preferred Stock held by the Investor or Investors whose ownership is being measured, excluding for such purpose the Shares issuable upon conversion of any other shares of Series B Preferred Stock or other convertible securities. Each of the Reporting Persons expressly disclaim beneficial ownership of those Investors' Shares held by any other members of such group or of Shares held individually by certain directors or executive officers of certain of the Investors.

          Pursuant to the Assignment to which GPEF is a party, GPEF has obtained direct beneficial ownership of 116,414 Shares pursuant to the Securities Purchase Agreement, representing less than 0.1% of the Outstanding Shares. By virtue of the relationship among the Reporting Persons described herein, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the 116,414 shares directly owned by GEPF.

          All of the foregoing information as to number of Shares and percentage of Outstanding Shares beneficially owned is set forth without giving effect to the accrual of dividends payable in additional shares of Series B Preferred Stock. In addition, as discussed above, the numbers of Shares listed above are each subject to reduction of up to 30% if the Series B Preferred Stock redeemed by Wyndham with the proceeds of the Rights Offering, depending upon the participation in the Rights Offering.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any of the Shares other than those which GPEF has acquired pursuant to the Assignment to which GPEF is a party.

          (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

          (d)   Not applicable.

          (e)   Not applicable.

 Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

          Except for the agreements described in Items 3 and 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2, and any other person, with respect to any securities of Wyndham including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 1*: Joint Filing Agreement dated as of July 12, 1999 by and among the Reporting Persons.

         Exhibit 2: Securities Purchase Agreement dated as of February 18, 1999 by and among Wyndham, Patriot, Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the investors set forth on the signature pages thereto (incorporated herein by reference to Exhibit 99.1 to Wyndham's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 1999).

         Exhibit 3*: Amendment dated as of June 28, 1999 to Securities Purchase Agreement dated as of February 18, 1999 by and among Wyndham, Patriot, Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the Investors set forth on the signature pages thereto.

         Exhibit 4*: Stockholders' Agreement dated as of June 29, 1999 by and among the Stockholders named therein.

         Exhibit 5*: Registration Rights Agreement dated as of February 18, 1999 by and among Wyndham and the persons listed on the signature pages thereto.

         Exhibit 6*:   Assignment and Assumption Agreement dated as of
                       June 22, 1999 by and among Thomas H. Lee Private Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., and THL-CCI Limited Partnership, as Assignors and Guayacan Private Equity Fund Limited Partnership, as Assignee.

         * Filed herewith.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.


                              GUAYACAN PRIVATE EQUITY FUND, L.P.

                              By: Advent-Morro Equity Partners, Inc., its
                                  General Partner


                              By:     /s/ Cyril L. Meduna
                                 -------------------------------------------
                                 Name: Cyril L. Meduna
                                 Title: President


                              ADVENT-MORRO EQUITY PARTNERS, INC.

                              By:     /s/ Cyril L. Meduna
                                 -------------------------------------------
                                 Name: Cyril L. Meduna
                                 Title: President


                              VENTURE MANAGEMENT, INC.

                              By:     /s/ Cyril L. Meduna
                                 -------------------------------------------
                                 Name: Cyril L. Meduna
                                 Title: President


                                     /s/ Cyril L. Meduna
                                 -------------------------------------------
                                 Cyril L. Meduna